ABN AMRO Funds

File No.: 811-8004

EXHIBIT TO ITEM 77O

Transactions Effected Pursuant To Rule 10f-3

ABN AMRO High Yield Bond Fund

Offering	Participating Fund(s)	Date of Offering	Underwriter from whom Purchased	Affiliated Underwriter	Other Underwriter Syndicate Members	Aggregate Purchase Amount	Aggregate Offering Size	Purchase Price	Commission or Spread

Nell AF SARL	ABN AMRO High Yield Bond Fund	8/04/2005	Merrill Lynch	ABN AMRO Inc.	CSFB, Citigroup, Deutsche Bank	$5 million	$615 million	100	2.75%